Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/09/2014	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT


14010736

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: January 9, 2014 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 9th day of January (Month), 2014 (Year) by Julie Ann McGoff (Notary Public)

My Commission expires 10/31/2019 County of Suffolk State of Massachusetts


JULIE ANN McGOFF

This page must always be completed in full with original, manual signature and Affix notary stamp or seal where applicable.


BOX
OPTIONS EXCHANGE

January 9, 2014

COPY

Via FedEx

Mr. Christopher Grobbel
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 7 to Form 1

Dear Mr. Grobbel:

On December 16, 2011, BOX Options Exchange LLC (the "Exchange") filed its Form 1 application to register as a national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934; on December 27, 2011, the Exchange filed Amendment No. 1 to the Form 1; on March 30, 2012, the Exchange filed Amendment No. 2 to the Form 1; on August 20, 2012 the Exchange filed Amendment No. 3 to the Form 1; on June 27, 2013 the Exchange filed Amendment No. 4 to the Form 1; on September 10, 2013 the Exchange filed Amendment No. 5 for the Form 1; and on November 4, 2013 the Exchange filed Amendment No. 6 for the Form 1 (collectively, the "Form 1").

Enclosed for filing are an original and two copies of Amendment No. 7 to Form 1 (the "Amendment"). Specifically, BOX Exchange is filing a Form 1 amendment to Exhibit J to reflect changes of titles for Bruce Goodhue and Ken Meaden in the list of officers of BOX Options Exchange LLC.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 7.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 Fax: 617-235-2253
www.boxexchange.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 Fax: 312-251-7001



BOX℠

OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 7
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 7. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit J

Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

Name.
Title.
Dates of commencement and termination of term of office or position.
Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

1. Officers of the Exchange:

Name:	Title:	Date of Commencement:
Tony McCormick	Chief Executive Officer	April 28, 2011
Lisa Fall	President and Secretary	April 28, 2011
Bruce Goodhue	Chief Regulatory Officer	January 1, 2014
Ken Meaden	Deputy Chief Regulatory Officer	January 1, 2014